Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 30th June 2005

82-34

Wildcat Exploration Wells

Ras Abu Darag 1/ST2/ST3

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 29/06/05 (Cairo Time)	Waiting on replacement top drive unit prior to commencing sidetrack 3 from ~4416m.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

SUPPL



Dlw 7/6

During the week ending 30th June, 2005 Santos Limited also participated in 5 delineation and 16 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 30th June 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2 ST4

Type	Oil Appraisal	
Location	Offshore Indonesia	
	Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35.0km SW of the Oyong Field, and some 40km SE of Surabaya. Jeruk 2 ST4 is an appraisal sidetrack drilled out of the existing Jeruk 2 wellbore.	
Status at 0300hrs 30/06/05	Pressure testing BOPs after setting an intermediate 244mm liner. The current depth is 4975m with 208m progress for the week.	
Planned Total Depth	5570m	
Interest	Santos Group	45.0%
	Singapore Petroleum Sampang Ltd	40.0%
	Cue Sampang Pty Ltd	15.0%
Operator	Santos	

Thomas Bright 3

Type	Gas Appraisal	
Location	WA 29L, Carnavon Basin, Offshore WA.	
	3.0 km SSW of Thomas Bright 1, 50km NW of Barrow Island.	
Status at 0600hrs 29/06/05	On location, running anchors.	
Planned Total Depth	3056m TVD	
Interest	Santos Group	45.0%
	Apache Northwest Pty Ltd	55.0%
Operator	Apache Northwest Pty Ltd	

Tanggulangin 4 ST1

Type	Oil Appraisal	
Location	Onshore Indonesia	
	Brantas PSC, East Java Basin. 1.0km N of Tanggulangin 1, 5.0km E of the Wunut Field facilities, and some 35km S of Surabaya.	
Status at 0600hrs 29/06/05	Attempting to swab in well and complete as a future gas producer. The well is at total depth of 1143m with no progress for the week.	
Planned Total Depth	1073m	
Interest	Lapindo Brantas	50%
	Novus Indonesia Brantas Company	32%
	Santos Group	18%
Operator	Lapindo Brantas	

Teringie 1

Type	Near Field Oil Exploration	
Location	PEL 114, South Australia, Cooper Basin	
	1.3km SW of Yilki, 3.0km SW of Aragorn 1 and some 42km SE of the Moomba Gas Plant.	
Status at 0600hrs 30/06/05	Drilling ahead surface hole. The current depth and progress for the week is 255m. Teringie 1 spudded on 29/06/05.	
Planned Total Depth	1514m	
Interest	Santos Group	100%
Operator	Santos Group	

During the week ending 30th June, 2005 Santos Limited also participated in 5 delineation and 16 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 30th June 2005

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

M.E. Garcia 1

Type	Gas Delineation	
	Texas, USA	
Location	North Raymondville Prospect, Willacy County Approximately 6km NE of Santos' Petru Gas Field.	
Status at 0600hrs 29/06/05	Drilling out after conducting a cement squeeze on lost circulation zone. A 194mm intermediate liner has been set at 3785m. The current depth is 3793m with 7m progress for the week.	
Planned Total Depth	4511m	
Interest	Santos Group	85%WI
	Sabco	15%WI
Operator	Santos Group	

FOR FURTHER INFORMATION PLEASE CONTACT:

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 30th June 2005

Wildcat Exploration Wells

Ras Abu Darag 1/ST2/ST3

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 29/06/05 (Cairo Time)	Waiting on replacement top drive unit prior to commencing sidetrack 3 from ~4416m.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

During the week ending 30th June, 2005 Santos Limited also participated in 5 delineation and 16 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 30th June 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2 ST4

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35.0km SW of the Oyong Field, and some 40km SE of Surabaya. Jeruk 2 ST4 is an appraisal sidetrack drilled out of the existing Jeruk 2 wellbore.	
Status at 0300hrs 30/06/05	Pressure testing BOPs after setting an intermediate 244mm liner. The current depth is 4975m with 208m progress for the week.	
Planned Total Depth	5570m	
Interest	Santos Group	45.0%
	Singapore Petroleum Sampang Ltd	40.0%
	Cue Sampang Pty Ltd	15.0%
Operator	Santos	

Thomas Bright 3

Type	Gas Appraisal	
Location	WA 29L, Carnavon Basin, Offshore WA. 3.0 km SSW of Thomas Bright 1, 50km NW of Barrow Island.	
Status at 0600hrs 29/06/05	On location, running anchors.	
Planned Total Depth	3056m TVD	
Interest	Santos Group	45.0%
	Apache Northwest Pty Ltd	55.0%
Operator	Apache Northwest Pty Ltd	

Tanggulangin 4 ST1

Type	Oil Appraisal	
Location	Onshore Indonesia Brantas PSC, East Java Basin. 1.0km N of Tanggulangin 1, 5.0km E of the Wunut Field facilities, and some 35km S of Surabaya.	
Status at 0600hrs 29/06/05	Attempting to swab in well and complete as a future gas producer. The well is at total depth of 1143m with no progress for the week.	
Planned Total Depth	1073m	
Interest	Lapindo Brantas	50%
	Novus Indonesia Brantas Company	32%
	Santos Group	18%
Operator	Lapindo Brantas	

Teringie 1

Type	Near Field Oil Exploration	
Location	PEL 114, South Australia, Cooper Basin 1.3km SW of Yilki, 3.0km SW of Aragorn 1 and some 42km SE of the Moomba Gas Plant.	
Status at 0600hrs 30/06/05	Drilling ahead surface hole. The current depth and progress for the week is 255m. Teringie 1 spudded on 29/06/05.	
Planned Total Depth	1514m	
Interest	Santos Group	100%
Operator	Santos Group	

Santos

Week Ending 30th June 2005

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

M.E. Garcia 1

Type	Gas Delineation Texas, USA	
Location	North Raymondville Prospect, Willacy County Approximately 6km NE of Santos' Petru Gas Field.	
Status at 0600hrs 29/06/05	Drilling out after conducting a cement squeeze on lost circulation zone. A 194mm intermediate liner has been set at 3785m. The current depth is 3793m with 7m progress for the week.	
Planned Total Depth	4511m	
Interest	Santos Group	85%WI
	Sabco	15%WI
Operator	Santos Group	

FOR FURTHER INFORMATION PLEASE CONTACT:

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

During the week ending 30th June, 2005 Santos Limited also participated in 5 delineation and 18 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

www.santos.com

RECEIVED
2005 JUL -6 P 2:

6 July 2005

Santos strengthens Sorell Basin exploration position

Santos Limited has further expanded its oil and gas exploration acreage in the Sorrell Basin, offshore Tasmania.

The Company has been awarded a permit by the Commonwealth and Tasmanian governments to explore for oil and gas in Block T/40P, located 100 kilometres off Tasmania's north western coast.

The new permit area, covering approximately 315 square kilometres, is the fifth offshore exploration permit held by Santos in the Sorell Basin.

Santos has been awarded the block for a period of six years with a work program which may result in expenditure of up to $23 million being invested in 2D and 3D seismic and the drilling of one well.

"This builds on Santos' strong operating position in the waters off Southern Australia's Otway and Sorell Basins, where we now hold the exploration rights to eight blocks", Santos' Managing Director, Mr John Ellice-Flint, said today.

"The new block not only adds to our established position in the area but also is on trend with our other deep water blocks in the Otway and Sorell Basins," he said.

"Acquiring this block – which is largely in water depths of less than 200 metres - enables us to further evaluate the Cretaceous Shipwreck Group reservoirs along trend from existing fields and opportunities."

Santos holds a 100 per cent interest in T/40P and is the operator.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries
Andrew Seaton
(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

newsrelease

Southern Margins
Otway & Sorell Basins

South
Australia
Victoria
Mt Gambier
Melbourne
Portland
Heytesbury Gas Facility
VIC/P51
VIC/P44
VIC/L22
VIC/L24
VIC/RL7
VIC/P52
T/40P
Otway Basin
King Island
T/RL1
T/35P
T/32P
Sorell Basin
T/33P
Tasmania
T/36P

LEGEND

- ☐ Santos Acreage
- ■ Oil Field
- ⊞ Gas Field
- — Gas Pipeline
- ···· Proposed Gas Pipeline
- -- Oil Pipeline



Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	6 July 2005	*No of sheets:*	*1*

Current report 39/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 23 June 2005 a change in share capital was registered by the Regional Court for the Capital City of Warsaw, Section XIX (Economic) of the National Court of Registrations of the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna with its registered head office in Warsaw (a subsidiary of KGHM Metale S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna was increased by PLN 3 600.0 thousand by the issuance of 562 500 registered shares having a nominal value of PLN 6.40 per share. These shares were acquired, by a cash payment, by KGHM Metale S.A.
After registration of this change, the share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna amounts to PLN 32 230.0 thousand and is divided into 5 035 940 shares having a nominal value of PLN 6.40 each. The total number of votes arising from all issued shares after this change in share capital is 5035 940.
After this registration KGHM Metale S.A. owns 97.518 % of the share capital of WFP Hefra S.A.

Legal basis:
§5, section 1 point 12 of the Decree of the Council of Ministers dated March 21, 2005 – Journal of Laws Nr 49, item 463.


DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk


WICEPREZES ZARZĄDU
Robert Nowak


Santos

www.santos.com

1 July 2005

Santos To Acquire Premier Coal Seam Methane Position

Santos Limited today announced the execution of a definitive merger agreement to acquire Tipperary Corporation, as well as Slough Estates USA, Inc.'s 10% interest in Tipperary Oil and Gas Australia Pty Ltd. (a 90% subsidiary of Tipperary Corporation). The acquisition will provide Santos with an approximate 75% operated working interest in the producing Fairview Coal Seam Methane ("CSM") field, located north of Roma in Queensland.

Total cash consideration for the acquisition, including the assumption of debt, is approximately US$466 million (A$612 million). The transaction is to be effected by way of a merger and is subject to Tipperary Corporation shareholder approval which is expected early in the fourth quarter, and other customary conditions to completion.

The Fairview field is one of the largest and highest quality CSM assets in Australia, with field properties similar to those found in the highly productive San Juan Basin in the USA.

The Fairview net revenue interest Proven (1P) reserves were 578 bcf (103 mmboe) as at 31 December 2004. This reserves estimate was prepared on behalf of Tipperary Corporation by Schlumberger Technology Corporation for its SEC reporting requirements.

Fairview is currently producing at the facility limit of approximately 38 TJ per day from 53 producing wells, with well capacity of up to approximately 48 TJ per day.

As a result of this acquisition, Santos' overall production is expected to increase by approximately 12 PJ (2 mmboe) in 2006, with further incremental increases thereafter.

Upon completion, the acquisition will also deliver Santos over 4,000 km^2 of additional exploration acreage in the Comet Ridge area of the Bowen Basin. Combined with Santos' existing Surat Basin acreage, the Company will hold significant strategic positions close to existing infrastructure in both of Queensland's key CSM producing regions.

Santos' Managing Director, John Ellice-Flint said today that the Fairview field is a world class CSM asset with material reserves and production, a demonstrated low cost operating history, and high quality, long term gas sales contracts.

newsrelease

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

"The acquisition of Fairview represents a unique opportunity to become one of the largest participants in Australia's emerging CSM industry. It will have an immediate and positive impact on both production and reserves, and underpins our core position as a major supplier of gas to Eastern Australia" he said

"Together with Santos' existing CSM field at Scotia and conventional gas interests in the Cooper, Surat, Otway and Gippsland Basins and in Papua New Guinea, the Company is well positioned in all the current and potential supply regions to the growing Eastern Australian gas markets.

"The long life and stable cash flows generated by this asset complement our strategy of enhancing our base Australian business, whilst continuing to grow our international exploration and production operations."

All of the Tipperary Corporation shareholders will be entitled to participate in the merger at this price, which has been recommended by the Independent Directors of the Board of Tipperary Corporation.

The shareholders of Tipperary Corporation are expected to meet early in the fourth quarter of 2005 to vote on the merger. A two-thirds majority of the shares is required to approve the merger and Santos has obtained an undertaking that the 54% shareholding held by Slough Estates USA Inc. will be voted in favour of the cash merger.

Santos intends to initially finance the acquisition using its internal resources, and the Company's financial ratios are expected to remain within target levels.

Merrill Lynch acted as exclusive financial advisers to Santos on this transaction.

Attachments:

1. Current Tipperary and Fairview Ownership Structure.
2. Fairview location map.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:	**Investor enquiries:**
Kathryn Mitchell	**Andrew Seaton**
(08) 8218 5260 / 0407 979 982	**(08) 8218 5157 / 0410 431 004**

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

ATTACHMENT 1

Current Ownership Structure (Simplified)



Slough Estates USA Inc.
Public Shareholders
54%
46%
10%
Tipperary Corporation (Listed on the American Stock Exchange)
90%
100%
Tipperary Oil and Gas Australia Pty Ltd.
Tipperary US Assets (1)
75%, operator (2)
Fairview CSM Field

Notes:

1. US assets include conventional gas as well as CSM assets in the Rocky Mountains.
2. Tipperary has an approximate 75% equity interest and a 72% revenue interest in Fairview field, reducing to a 64% revenue interest over time.

ATTACHMENT 2 – TIPPERARY PERMITS MAP

(Refer Overleaf)